Exhibit 99.1

Investor Presentation September 2025

01. OUR COMPANY 02. INVESTMENT THESIS 03. 04. 05. LATAM & BRAZILIAN SAAS MARKET NUVINI OVERVIEW & TRACK RECORD PIPELINE AND CLEARLY DEFINED GROWTH INITIATIVES 06. AI INITIATIVES 07. COMPS & TEAM TABLE OF CONTENTS

01. CO PA NY

An Ecosystem of Profitoble SooS B2B Componies We select and acquire SooS B2B companies in Brazil and Latin America We ore a liquidity solution for stortups and a value investing olternotive for our investors 4

. ... .. . .. .m› u<+ s s•wav WHAT WE DO WHO ARE OUR TARGETS WHY ARE WE DIFFERENT We invest in multi — sector B 2 B SooS companies, help them scale and grow, and reinvest their profits into new value — occretive acquisitions — a proven model used by global players like CSU, Vitec, and Roper . Niche — leading SoaS companies with established business models, strong cosh flow, and significant growth potential . We access under — targeted companies and deploy capital efficiently through a specialized, long — term — focused team . 5 rnercos +22,400 CUSTOMERS R$ J93 MM NET REVENUES 2024A 13.8 ƒ /o ORGANIC GROWTH “ U “’"* sa.i •x. GROSS PROFIT MARGIN 024A R$ 5J.0 MM ADJUSTED EBITDA 2024A 26.4•/‹ ADJUSTED EBITDA MARGIN 2O24A Discover the innovotive SooS companies in our portfolio, eoch solving unique chollenges across Lotin Americo . Dotohub B I G DATA & A N A LY T I C S ipe.digital CNCLICK solucöes para sua empresa ^• eflecti £,ÿmunddi 6

02. ST

Sizeable TAM in a fast — growing and fragmented market Positioned as an M&A platform in the SaaS segment, with rapid and efficient capital allocation capabilities Multi — vertical portfolio olready in place and a ready — to — scale platform supported by solid value creation strategy Seasoned management team and strong governance standards to support invested companies Robust and tangible M&A pipeline already meticulously mapped to ensure inorganic growth 8

”VALUë PROPO S ITION äOR Access to profitable Saas companies that VC/PE funds have not historically focused on Diversified portfolio composed of cash generating and fast — growing companies Multi — segment investment strategy with focus on fundamentals 9

VALU PROPOSITION FOR SAAS B2B FOU • • • • • • • • • • Support to deliver (and exceed) their business plans Liquidity for an illiquid asset with upside capture on earnouts Autonomy to founders who do not pursue the traditional PE/VC path Opportunity to grow the business with M&A and participate in a talented community of entrepreneurs HY

LATA RA SAAS

THE SAAS MARKET HAS A SIZABLE TAM [1], AND NUVINI ADDRESSES ITS MAIN INEFFICIENCIES

Nuvini Operates in a Sizeable Market [2]



Brazil Annual IT Spend
Latin America Annual IT Spend (3)
25
20
15
10
5
0
US$ 9.2 bn
US$ 21.4 bn
9
0

Solving Real Day-to-Day Problems with Long-term Solutions



Increase Organic Productivity
53%
Increased speed in operational processes
Reduce Organic Costs
45%
Reduced labor needs in the processes
Introduce New Products and Services
31%
Bringing diversity to the client's portfolio with new web services
Balance Digital and Physical for the Client
31%
Digital solutions for industries that are less likely to have a tech background
Improve Client Acquisition and Retention
33%
Digital Customer Relationship Management solutions

Sources: ABES, FGV, Statista Research Department, Gartner, IDC | Notes: (1) TAM stands for Total Addressable Market; (2) Nuvini currently operates in Brazil and intends to expand into Latin America; (3) Latin America consists of South America, Central America, Mexico, and the Caribbean islands

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ƒ BRAZIL SOFTWARE AS A SERVICE (SAAS) MARKET, 2018 - 2030 (US$M) 0 Revenue in USD million $20 $15 $10 *'* $4.00 $4.60 $6.70 $5 90 $5.20 $7.70 $9.00 $10.00 $11.40 $13.00 $14.80 $16 80 $19.00 $0 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 *RESOURC E: GRAND VIEW RESEARCH $9,215.9 Market revenue in 2024 $18,969.3 Market revenue in 2030 12.1•/o (CAGR from 2025 to 2030)

04. RV RAC

STRONG PORTFOLIO OF MULTI-VERTICAL SAAS SOLUTIONS ALREADY IN PLACE

Company	Business Model	Growth Levers	
effecti (Acquired on Oct-20)	• Digital platform for **bidders to find, register, dispute and monitor notices issued by the Brazilian federal, state and municipal governments through electronic trading sessions** • Purpose of **simplifying processes** through innovative solutions designed for companies that supply governmental entities	**Business Unit Enterprise** Higher Ticket, NDR and Lower Churn	**Fintech** Use customer base and data to provide credit through partners
ssOtica[1] (Acquired on Feb-21)	• ERP service provider for eyeglass shops • Targets **optical shops** in Brazil and Latin America to assist them with managing stores, meeting tax obligations and optimizing sales	**Scale up ÓticaPay** POS payment processing for integrated opticians, capturing a take-rate	**Outbound** Team dedicated to capturing new opportunities through channel diversification
ONCLICK (Acquired on Apr-21)	• Complete and scalable ERP for business and sales management • Targets **industries, distributors, retail stores, service providers**	**Add-on Acquisitions** Opportunistic acquisitions aiming to increase client base	**Optimize Sales Channels** Strategic partnership for customer acquisition
Datahub (Acquired on Feb-21)	• Provider of **Big Data and Analytics, Artificial Intelligence and KYC** solutions for enterprises • Special projects offering tailored data service solutions	**Customer Profile** New market segments, such as payment and consumer goods distributors	**Customer Success** Increase ARPU via consultative relationship strategy
leadlovers (Acquired on Feb-21)	• Complete **digital marketing automation** tool • SaaS with **self-service sales** via the website and **automatic renewal** • Targets **entrepreneurs** and **companies**	**New Products** New features release, completing sellers' cycle	**Add-on Acquisitions** Opportunistic acquisitions aiming to increase client base
mercos (Acquired on Jun-21)	• **E-commerce and sales solutions for B2B entities** • Targets industries, representatives and distributors	**Fintech** Use customer base and data to provide credit through partners	**E-commerce B2B** Strengthen e-commerce planform and add payments feature
munddi (Acquired on May 2025)	• Cross-border e-commerce and logistics platform connecting Latin American consumers and SMBs with global retailers • Provides end-to-end international shipping, including foreign addresses, package forwarding, customs clearance, and final delivery • Serves a large and growing user base: over **30 million clients attended, 500,000+ registered marketplaces, and more than 6,000 impacted brands**	**Scalable Logistics Network:** Growth through partnerships with global logistics providers, allowing efficient geographic expansion	

Source: Nuvini \| Note: (1) The ssOtica platform is owned and operated by Ipê Digital

15

Net Operating Revenues & YoY Growth - RB mm,% Total Growth Σ / CAGR 22 - 24 2 90 12fi 169 193 2020A 2021A 2022A 2023A 2024A Gross Profit & Gross Profit Margin - RB mm, ƒ / 2 50 72 1 03 1 23 2020A 2021A 2022A 2023A 2024A Adj. EBITDA & Adj. EBITDA Margin - RB mm, ƒ / 18 57 2020A 2021A 2022A 2023A 2024A 16

05. EA LY ROWT AT IVE

DeolFlow Qualified and Analyzed In Negotiations Nuvini's M&A Pipeline Number of Companies Source Nuvini | Note: (1) As of Sep2025 Nuvini s mid — term target is to acquire at least 4 new companies per year +USD370 €¥tFN +USD94 F¥tFN in Revenue 2025E in EBITDA 2025E +USD64.6 IYlt¥l in Net Revenues 2025E +USD30.2 IYII" N in EBITDA 2025E 18

WELL DEFINED ACOUISITION CRITERIA Target Company Checklist B2B SaaS business model Leadership positioning in niche markets, ideally with low competition Low product risk, with a solid customer base and low churn Focus on businesses with low competition for acquisitions Positive cash generation and relevant growth potential (Rule of 40) Target annual revenue of R$10 mm - R330 mm Anticipated Acquisition Structure Acquisition of majority stoke at the time of closing, with option for 100 0 /o in order to align interest with companies' founders. Payment con be a mix, between cosh and/or stock No disruption of current operations post acquisition 19

06. IAT IVE

NUVINI AI LAB

Accelerating AI Adoption Across Our Portfolio

Purpose:

- Central hub to drive AI innovation, efficiency, and automation
- Help portfolio companies adopt AI faster and smarter

How It Works:

- Centralized experimentation: reusable templates, MVPs, shared prototypes
- AI playbooks & best practices: tailored to Sales, HR, Legal, Finance, etc.
- Rapid pilots (90 days): validate ROI before scaling
- Upskilling programs: workshops, hackathons, AI Guild for teams
- Responsible AI: governance, security, and data handling guidelines





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I LAB How We re Using AI Today Practical AI Across Business Functions • Lead scoring • AI SDR agents • Email automation ƒ ƒ ƒ • L1 chotbots • Case routing • Tone — checked responses • • • • Code completion • PR summaries • Test generation • Candidate screening • Policy Q&A bots • Employee pulse analysis • Contract review & clause extraction • Compliance checks • Invoice reconciliation 6‹ expense auditing 22

Scaling AI Across the Portfolio Q3 2026 - Pilot & Refine • Pilots in 3+ companies • Feedback — driven refinement • Playbook development • Training programs launched Q4 2026 - Scale & Standardize • Scale successful solutions • Publish full AI playbook • Portfolio — wide rollout • Impact measurement 23

Purpose: • Provides a standardized Al maturity assessment framework • Ensures strategic alignment of AI investments across portfolio companies • Supports M&A due diligence and integration planning • Identifies synergies and collaboration opportunities across the portfolio How It Works: • Evaluates 5 pillars: AI Adoption, Capabilities, Processes, Infrastructure, Talent • Assigns scores maps companies into maturity levels (Nascent Leading) • Provides actionable insights for resource allocation, risk mitigation, and growth 24

Strategic Benefits: • Clear roadmap for AI adoption & scaling • Optimized investment decisions • Portfolio — wide value creation • Risk reduction in M&A and operations Use cases: • Portfolio Optimization: Identify gaps & prioritize investments • Cross — Company Synergies Share knowledge, accelerate adoption • M&A Due Diligence: Evaluate Al maturity of targets, reduce risks 25

07. CO PS EAN

. . . . . . . . . . STANDS OUT AGAINST ITS MAIN PEERS: DIVE Nuvini is still in the beginning of its consolidation strategy and positioned in a market with high growth opportunities, offering significant potential upside in the upcoming years Company SaaS for the Public Sector SaaS and Engineenng Sdutions B2B SaaS Ratform B2B SaaS Platform B2B SaaS Platform 41 52 53 500+ 7,0x *ofNWLATmmsocdons USO 2. In USD7.2bn USD0.4bn US0 10.1 bn USD32mm 22.96 38. W 20.W 22.9& EBfTDA Margin 2024A (1) 6.2@ 6.0% 10.04 13.@ Orgwic Growth (2024A vs 2023A) 9.5% IS. 8' 19.7R 24.6& Revouze Total GAGR (2024A vs 2023A) NYSE (1969) NYSE (1992) OM (1999) T‹xomo Stock Exchange (2006) NASDAQ (2023) 16.96 IS.2S Stock Avg. Yearly Perforrranoe (Last 10 yeors) 59,2x 24,3x 26,8x 29,8x 5,5X EV/EBfTOA24A (2) nuvini 2019 1995 Brazil and Latin America USA, Canada, Europe VITi2C 1988 Sweden. Denmark, Finland endNorwey 1981 USA tyler 1966 USA Sources. Nuvini, Companies and Factset (4Q2024) | Note: (1) Considers Adjusted EBITDA Margin; (2) Vitec s result are from 2023, 2024 data is not available. 27

EXPERIENCED MANAGEMENT TEAM WITH SOLID TRACK - RECORD IN THE INDUSTRY Pierre Schurmonn Co — Founder, CEO and Chairman • 30+ years experience as founder and investor of tech companies • +600 investments in B2B stortups in Brazil • Previously CEO at: bossanovas /ueameros/ conectfs • 20+ years of entrepreneurship experience and operational experience • Entrepreneur, technologist and investor L u . iz Anton i . o Busnello Director O ’ , , , , , , , , , Investment Committee Members bossanovaz • CoFounder and Previously COO at: 28

# SEASONED AND COMPLEMENTARY BOARD OF DIRECTORS



**Scott Klossner**

MERCATO

Kount



**Marcello Gonçalves**

DOMO.VC

KOOLEN & PARTNERS



**Marco Leone**

ca technologies

ot



**João Leite**

itaú

Investment Committee Members

29

Valuations Reset and Keep Dropping SaaS/tech multiples remain under pressure — multiples contin ue declining into 2025 Favorable Window for Consolidators Limited exits and funding scarcity give strateg ie buyers with capital a unique opportunity to acquire quality assets High Rates = Buyer's Market With Selic near 15%, IPO markets remain shut and liquidity tipht, pushing sellers toward M&A at modest valuations Accelerated Growth Through M&A Companies with stronp balance sheets can leverage market conditions to build market - leading positions at attractive multiples 30

THANK YOU NVN I | N a sd a q Listed Do you have any questions? ir@ nuvini.co . . . ir.nuvini.co